Exhibit 99.1
The results of Annual General Meeting of Shareholders for the FY2013

On March 26, 2014, Shinhan Financial Group held the Annual General Meeting of Shareholders (hereafter “AGM”) for the FY2013, and all four agendas listed below were approved as originally proposed.

Agenda:

1)	Approval of Financial Statements (Including Statements of Appropriation of Retained Earnings) for fiscal year 2013 (January 1, 2013~ December 31, 2013)

2) Appointment of Directors (1 Executive Director & 9 Outside Directors)

2-1) Executive Director Candidate: Mr. Dong Woo Han

2-2) Outside Director Candidate: Mr. Taeeun Kwon

2-3) Outside Director Candidate: Mr. Kee Young Kim

2-4) Outside Director Candidate: Mr. Seok Won Kim

2-5) Outside Director Candidate: Mr. Hoon Namkoong

2-6) Outside Director Candidate: Mr. Man Woo Lee

2-7) Outside Director Candidate: Mr. Sang Kyung Lee

2-8) Outside Director Candidate: Mr. Jin Chung

2-9) Outside Director Candidate: Mr. Haruki Hirakawa

2-10) Outside Director Candidate: Mr. Philippe Aguignier

3) Appointment of Audit Committee Members (4 Members)

3-1) Audit Committee Member Candidate: Mr. Taeeun Kwon

3-2) Audit Committee Member Candidate: Mr. Seok Won Kim

3-3) Audit Committee Member Candidate: Mr. Man Woo Lee

3-4) Audit Committee Member Candidate: Mr. Sang Kyung Lee

4) Approval of Director Remuneration Limit

The AGM of Shinhan Financial Group also approved cash dividend payment for the fiscal year of 2013 as follows:

- Total Dividend Amount: KRW 370,167,731,550

1) Dividend Amount for Common Stocks: KRW 308,229,731,550

2) Dividend Amount for Preferred Stocks: KRW 61,938,000,000

For details of the originally proposed agenda, please refer to our Convocation Notice of the 13th Annual General Meeting of Shareholders, which was reported as a current report on Form 6-K on February 25, 2014